November 17, 2006

Michael L. Hurt
Chief Executive Officer
Altra Holdings, Inc.
14 Hayward Street
Quincy, Massachusetts 02171

> **Re:** **Altra Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed November 3, 2006**
> **File No. 333-137660**

Dear Mr. Hurt:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary, page 1

1. We note your response to prior comment 7; however your added summary of risks is not provided in the level of detail or with the same prominence of your strengths. Therefore, we reissue the comment. In this regard, it is unclear why it is necessary and appropriate to provide this level of detail regarding your strengths and strategy in the summary, particularly since the disclosure is substantially repeated elsewhere in your document; see Updated Legal Bulletin No. 7 (June 7, 1999) sample comments 28 and 29 available on our web site at http://www.sec.gov/interps/legal.shtml.

Genstar Capital Partners III, L.P and Stagen III, L.P control us, page 20

2.   Please tell us why you deleted the disclosure from this risk factor about the risks related to a "controlled company."

Industry and Market Data, page 23

3.   We note your response to prior comment 6. However, as revised, the references regarding certainty and reliability continue to cast doubt on the data you cite. You should not offer your securities based on data that you do not believe is reliable. Please revise accordingly.

4.   Please tell us why it is appropriate for your disclosure to exclude competitive products as mentioned in penultimate sentence.

Use of Proceeds, page 25

5.   We will evaluate your response to prior comment 11 when you provide the disclosure mentioned in your response.

Borrowings, page 44

6.   Please refer to prior comment 18. Please tell us why a covenant violation would not constitute an event of default. In your response, please cite the relevant sections of the applicable exhibits.

Our Industry, page 53

7.   Please refer to prior comment 20. We have the following comments:

        - Please tell us whether you have more recent support for your statements other than the data in tab 1 through 2003. Has there been a change in the data since 2003? Is the data still reliable?

        - You refer to a number one or two position yet the first and third tables in tab 1 refer to a number three position. Please advise or revise.

        - Please tell us how the tab 3 and tab 4 information supports the disclosure concerning Penton. For example, is the last page of tab 3 from Penton? Is the information your internal estimates? What is the basis for your estimates?

        - The reference to you as the "leading manufacturer of industrial clutches and brakes in the world" does not appear to be consistent with the last page of tab 5 that refers to you as "one of the leading companies involved in the manufacture of industrial brakes and clutches." Please advise or revise.

- Please provide us with independent support the first sentence on page 54 under "Leading Market Shares and Names."

- Please tell us how you generated the data in tab 6 to assure its reliability.

Products, page 56

8. We reissue prior comment 23. Product classes for purposes of Regulation S-K Item 101(c)(1)(i) may not necessarily be segments. Also, regarding the last sentence of your response, please see rule 409; however, based on tab 2 of the supplemental material you provided in response to prior comments 20 and 21, it appears that some data is available.

Regulation, page 62

9. We note your revisions in response to prior comment 22. Please clarify how the laws you cite affect your business such that they are a material risk of an investment in your company as you disclose on pages 12 and 13.

Executive Compensation, page 67

10. Please reconcile your response to prior comment 26 with the last clause of the instruction to Item 402(b) of Regulation S-K and the disclosure of your executives' compensation in other filings with the Commission.

Related-party transactions, page 71

11. Please clarify how Mr. Hurt acquired Kilian preferred stock that Genstar apparently acquired in October 2004. Also, please clarify the number of shares Mr. Kilian acquired.

12. Please revise the third paragraph to clarify whether the Kilian preferred stock exchange for your preferred represented all the ownership interests in Kilian.

13. Please refer to prior comment 31. The disclosure in this section should be consistent with the disclosure in the second paragraph of Note 14 on page F-49.

Stockholders Agreement, page 72

14. Please tell us how the right of first offer operates in connection with this offering.

Bear Linear Acquisition, page 73

15.   Please refer to prior comment 38. Please tell us why you did not provide the disclosure required by instruction 5 to Regulation S-K Item 404(a).

Principal and Selling Stockholders, page 74

16.   Please expand you response to prior comment 39 to explain how CDPQ operates such that there are no natural persons who beneficially own the shares held in its name.

17.   We will continue to evaluate the clarity of your response to prior comment 40 after you complete the selling shareholders' table.

Other Relationships, page 90

18.   We note your response to prior comment 45; however, it remains unclear what transactions generated the fees and commissions you mention in the first paragraph. Also, the magnitude of those transactions is unclear. Therefore, we reissue the comment.

Item 15. Recent Sales of Unregistered Securities, page II-2

19.   We note your response to prior comment 49; however, it remains unclear how you reconcile the share issuances mentioned in this section with the disclosure on pages F-5 and F-36.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Praveen Kartholy at (202) 551-3640 or Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any other questions.

                                    Sincerely,

                                    Russell Mancuso
                                    Branch Chief

cc (via fax): Craig W. Adas, Esq.